Exhibit 99.1

On May 19, 2021, Ardagh Group S.A. (the “Company”) held its 2021 Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”) by way of proxy without physical presence of shareholders in accordance with the Luxembourg law of September 23, 2020, as amended.  At the AGM, the Company’s shareholders voted on seven proposals and at the EGM, the Company’s shareholders voted on two proposals, as set forth below, each of which is described in detail in the proxy statement filed by the Company and available on the Company’s website.  Each of the seven proposals was approved at the AGM by an affirmative vote exceeding a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM, and each of the two proposals was approved at the EGM by an affirmative vote exceeding two thirds of the votes validly cast by the shareholders entitled to vote at the EGM.  The percentage of the number of votes cast as “for” each proposal exceeded 99%.

Annual General Meeting

1.	Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2020 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2020.
2.	Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2020 and approve the Company’s annual accounts for the financial year ended December 31, 2020.
3.	Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2020 and resolve to carry forward the remaining profit for the year ended December 31, 2020.
4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.
5.	Re-elect the Class III Directors of the Company:
a)	Mr. Johan Gorter, as Class III Director until the 2024 annual general meeting of shareholders;
b)	The Rt. Hon. the Lord Hammond of Runnymede, as Class III Director until the 2024 annual general meeting of shareholders;
c)	Mr. Damien O’Brien, as Class III Director until the 2024 annual general meeting of shareholders; and

d)  Mr. Hermanus Troskie, as Class III Director until the 2024 annual general meeting of shareholders.

6.	Approve the aggregate amount of the directors’ remuneration.
7.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2022 annual general meeting of shareholders.

Extraordinary General Meeting

1.	Renewal of the authorization granted to the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the shareholders’ preferential subscription right, during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting and amendment to article 7 of the Articles of Association accordingly; and
2.	Renewal of the authorization granted to the Board of Directors to purchase, acquire or receive the Company’s own shares for cancellation or hold them as treasury shares during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting and amendment to article 9 of the Articles of Association accordingly.